Exhibit 99.1

Aqua Metals Enters Into a Term Sheet to Acquire Leading Energy Storage Company Lion Energy

Combined Entity Would Integrate Energy Storage Products, Proprietary Energy Management Software, Recycling, and Battery Materials into a Single Platform

Lion Energy is a Revenue-Generating Business, Enhanced by Proprietary Software and Positioned to Participate in Expanding Energy & Virtual Power Plant Markets

Reno, NV and American Fork, UT [February 11, 2026] — Aqua Metals, Inc. (NASDAQ: AQMS), a pioneer in battery metals recycling and refining, today announced that it has entered into a term sheet to acquire Lion Energy, LLC, a U.S.-based provider of commercial, residential, and distributed energy storage systems, consumer power solutions, and proprietary energy management software.

Following the closing of the transaction, Aqua Metals plans to leverage Lion Energy’s solutions, brand, intellectual property, capital, technical talent and manufacturing capabilities to transform Aqua Metals into a comprehensive domestic power player capable of managing the entire battery lifecycle, from manufacturing and deployment to intelligent grid participation and end-of-life recovery.

Management Commentary

"This transaction is intended to add meaningful revenue to Aqua Metals while expanding our participation in the rapidly growing energy storage market,” said Steve Cotton, President and Chief Executive Officer of Aqua Metals. “Energy storage is a natural extension of our battery materials strategy, and Lion Energy has built a complementary platform that spans systems, software, and customer relationships. Together, we believe this combination would strengthen our path toward a more vertically integrated, U.S.-based battery supply chain and supports our long-term vision for a robust domestic battery materials industry led by our new combined entity."

Strategic Rationale

•	Revenue Generation: Lion Energy achieved approximately $50 million in revenue in 2025, providing immediate scale to Aqua Metals.
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Software-Driven Intelligence: Lion’s integrated firmware and mobile applications allow for real-time optimization of energy assets, a critical requirement for AI data centers and grid-connected environments.

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Expanded Ecosystem: Aqua Metals will acquire Lion Energy's minority stake in American Battery Factory (ABF), further strengthening the strategic link between domestic battery manufacturing and sustainable recycling.

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Expansion into Distributed Energy Market: Positions Aqua Metals to support advanced use cases such as demand response, fleet-level orchestration, and the aggregation of distributed assets into virtual power plants over time.

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Unmatched Market Demand: With U.S. battery storage capacity growing by 59% annually, according to the U.S. Energy Information Administration (EIA), the combined company is positioned to capture a market driven by electrification and the need for decentralized power.

Founded in Utah, Lion Energy has built a growing presence in the U.S. energy storage market through the deployment of software-enabled residential and commercial energy systems. Lion Energy over a 12-year period has grown from delivering portable power stations and power banks and expanded into more robust energy storage systems and software for home, commercial, and industrial applications. Lion achieved approximately $50 million in revenue in 2025 (subject to year-end audit adjustments).

In addition to its hardware portfolio, Lion Energy has developed a vertically integrated energy software and systems platform that includes proprietary energy management systems software, cloud connectivity, mobile applications, and wireless update capabilities. This platform enables intelligent control, monitoring, and optimization of distributed energy storage assets across residential, commercial, and grid-connected environments, and positions Aqua Metals to support advanced use cases such as demand response, fleet-level orchestration, and the aggregation of distributed assets into virtual power plants.

The U.S. energy storage market has expanded rapidly in recent years, driven by rising demand for AI data centers, grid resilience, electrification, and reliable distributed power solutions. According to Wood Mackenzie and the Solar Energy Industries Association (SEIA), the U.S. battery energy storage market is growing at more than a 30% compound annual rate, with utility-scale deployments up approximately 66% in 2024 and nearly 13 gigawatt hours added through the first three quarters of 2025.

At the same time, demand for battery materials and recycling is expected to accelerate significantly as energy storage deployments and electric vehicles scale and policymakers and customers prioritize domestic, secure supply chains. Together, these trends position the combined company to advance across three areas of potential growth simultaneously: energy storage systems, battery manufacturing, and critical minerals recycling.

Aqua Metals’ CEO brings extensive experience as a founder and chief executive scaling integrated battery reserve power platforms supporting millions of batteries deployed globally. These solutions were standardized by several major data center operators and financial institutions, competing successfully against traditional OEM offerings across both distributed and mission-critical environments.

Transaction Details and Closing Timeline

As contemplated by the term sheet, Aqua Metals would acquire Lion Energy through an all-stock transaction that preserves executive and board control of the combined company. At the closing, Lion Energy owners would receive approximately $25.8 million of Aqua Metals capital stock, with the number of shares issued to Lion Energy owners determined based on an exchange ratio calculated using the volume weighted average price over the 20 trading days preceding close, subject to a collar adjustment. The Lion Energy owners would also be entitled to receive up to $65 million of additional shares of Aqua Metals’ capital stock based on Lion Energy’s revenue and EBITDA over the 12 month-period following the closing of the transaction. The proposed transaction remains subject to completion of customary due diligence, audit and valuation work, negotiation, execution and delivery of a definitive agreement, regulatory review, approval by Aqua Metals’ shareholders and other customary closing conditions.

As part of the transaction, Aqua Metals would also acquire Lion Energy’s minority ownership interest in American Battery Factory, building upon Aqua Metals’ recently announced proposed strategic collaboration with American Battery Factory, a Utah-based company focused on advancing domestic battery materials and manufacturing capabilities. Together, the combination is intended to support a responsible, full-lifecycle approach to batteries, connecting deployment and intelligent operation with end-of-life recovery and recycling within a single platform.

Following the close of the transaction, Lion Energy is expected to operate as a wholly-owned subsidiary and separate business unit of Aqua Metals, with Lion Energy’s present executive and management team remaining in place.

“From the beginning, Lion Energy has focused on building more than batteries,” said Tyler Hortin, Chief Executive Officer of Lion Energy. “We have invested heavily in a U.S.-based energy management platform combining software, firmware, hardware, and cloud connectivity designed to give customers intelligent control over their energy systems. This transaction could accelerate that vision, our energy management systems and virtual power plant capabilities, and help extend our platform across portable, residential, commercial, and grid-connected applications. We believe the companies’ platforms are complimentary across the battery lifecycle, from deployment and operation through end-of-life recovery and recycling.”

The companies expect to complete the transaction in the second quarter of 2026, although there can be no assurance that the parties will enter into a definitive agreement or that the proposed transaction will be completed on that timeline or at all.

Advisors

Hilco Corporate Finance and Benchmark Company are acting as advisors to Aqua Metals in connection with the transaction. Cantor Fitzgerald & Co. (“Cantor”) is acting as the exclusive financial advisor to Lion Energy.

About Aqua Metals

Aqua Metals (NASDAQ: AQMS) is revolutionizing metals recycling with its proprietary AquaRefining™ technology, delivering high-purity, low-carbon battery materials to meet the growing demand for sustainable energy storage. The Company’s innovation-driven approach reduces emissions, eliminates waste streams, and supports the establishment of a circular supply chain for critical minerals essential to electric vehicles and grid storage. For more information, visit www.aquametals.com

About Lion Energy

Lion Energy is a leading manufacturer of safe, silent and eco-friendly power solutions for everyday needs. The road to energy independence affects all aspects of life including how everyone lives and interacts with one another at home, at work or at play. Regardless of where they are on this path, Lion Energy has an U.S.-designed and engineered power solution, based in American Fork, Utah, that can be used indoors or outdoors. Leading the way with innovative Lithium energy smart storage technologies known as LionESS™ and through rigorous testing, Lion Energy provides the broadest and most innovative suite of energy storage solutions on the market today, from hand-held portable device charging to portable solar generators to home, commercial and industrial battery systems. For more information, visit www.lionenergy.com

Additional Information

The term sheet entered into in connection with the proposed transaction described herein and a summary of material terms of the proposed transaction will be provided in a Current Report on Form 8-K filed with the Securities and Exchange Commission. Aqua Metals, Inc. intends to file with the Securities and Exchange Commission a proxy statement and other relevant documents in connection with the proposed transaction. Investors and security holders are advised to read the proxy statement regarding the proposed transaction when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the [Form 8-K,] proxy statement, when available, and other documents filed by Aqua Metals at the Securities and Exchange Commission’s web site at www.sec.gov. The proxy statement and such other documents may also be obtained, when available, from Aqua Metals by directing such request to Aqua Metals, Inc., 5370 Kietzke Lane, Suite 201, Reno, Nevada 89511, Attention: Investor Relations. Aqua Metals and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Aqua Metals with respect to the transaction contemplated by the Term Sheet. A description of any interests that Aqua Metals executive officers and directors have in the proposed transaction will be available in the proxy statement. Information regarding Aqua Metals executive officers and directors is included in Aqua Metals definitive proxy statement filed with the Securities and Exchange Commission on June 23, 2025. These materials are available free of charge at the Securities and Exchange Commission’s web site at http://www.sec.gov and from Aqua Metals.

Forward Looking Statements

Safe Harbor Statements under The Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements, including statements regarding expectations for Aqua Metals acquisition of Lion Energy, the anticipated value of the proposed transaction, expectations for utilization of Lion Energy’s products and technology following the completion of the transaction, and other activities expected to occur as a result of the transaction. Such statements are subject to certain risks and uncertainties, and actual circumstances, events or results may differ materially from those projected in such forward-looking statements. Factors that could cause or contribute to differences include, but are not limited to, (1) the risk that the acquisition transaction may not be completed in the second quarter of fiscal 2026, or at all, (2) risks related to the integration of Lion Energy’s products, technology and operations with Aqua Metals’ existing and planned products, technology and operations, (3) risks related to the inability to obtain, or meet conditions imposed for, governmental and other approvals of the transaction, including approval by stockholders of Aqua Metals, (4) risks related to any uncertainty surrounding the transaction, and the costs related to the transaction, (5) the risk that the impact on Aqua Metals’ ongoing operational results from the transaction will be more adverse to Aqua Metals than anticipated, (6) the risk that Aqua Metals may not be able to obtain the additional capital necessary to expand its recycling facilities or even sustain its current level of operations, and (7) those other risks disclosed in the section "Risk Factors" included in Aqua Metals’ Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2025. Aqua Metals cautions readers not to place undue reliance on any forward-looking statements. Aqua Metals does not undertake and specifically disclaims any obligation to update or revise such statements to reflect new circumstances or unanticipated events as they occur, except as required by law.

Contacts

For Media and Investor Inquiries: aquametals@icrinc.com